SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

20 July 2023

IFRS17 Briefing
Audited 2022 IFRS17 results in line with previous guidance

Prudential plc ("Prudential") is today holding an IFRS17 briefing for investors and analysts. A pre-recorded presentation and supporting materials are available on the Group's website. The Group's Chief Financial Officer, Ben Bulmer, will lead a Q&A session today at 4pm (Hong Kong Time) / 9am (UK time).

The presentation explains how IFRS17 is applied to Prudential and reviews the Group's 2022 financial performance on an IFRS17 basis. It also introduces the IFRS17 accounting framework, which is effective from the 1st of January this year and will be the accounting basis for our first half 2023 results. The 2022 IFRS17 results, which have been audited, show that the Group's shareholders' equity on 1 January 2022, the date of transition, increased by $1.8 billion to $18.9 billion and 2022 adjusted operating profit fell by $653 million to $2,722 million. This is consistent with the preliminary guidance provided with the Group's 2022 results on 15 March 2023. At 31 December 2022, the Contractual Service Margin ('CSM') balance, part of insurance contract liabilities under IFRS17, was $20.0 billion[1], representing a significant stock of future profit. New business written in 2022 added $2.1 billion to the CSM.

While IFRS17 is an important accounting change, resulting in changes to the timing of profit recognition compared with the previous IFRS4 approach, it does not change the total level of profit generated. As a result, it does not change the economics of our business. Our embedded value framework, which is linked to the Group's regulatory position and consequently future capital generation, is in our view more representative of shareholder value.

Under IFRS17, the release of the CSM is the main driver of adjusted operating profit and the new business added to the CSM will be an important factor in building CSM. Looking forward, we expect the compounding effect of the new business added to the CSM to support growth in IFRS17 adjusted operating profit, which remains a key performance measure for the Group.

As previously announced, we expect to announce the half year 2023 results on 30 August 2023.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

We expect to release an update on the impact of IFRS17 on Prudential's 2022 results to the Hong Kong Stock Exchange and to the UK financial Media at 12.00pm HKT - 5.00am UKT - 12.00am ET on Thursday, 20 July 2023.

The announcement will be released on the London Stock Exchange at 2.00pm HKT - 7.00am UKT - 2.00am ET on Thursday, 20 July 2023.

A pre-recorded presentation for analysts and investors will be available on-demand from 12.00pm HKT - 5.00am UKT - 12.00am ET on Thursday, 20 July 2023 using the following link: https://www.investis-live.com/prudential/646b97c74170900d006eb195/ewfm. A copy of the script used in the recorded video and accompanying materials will also be available from 12.00pm HKT - 5.00am UKT - 12.00am ET on Thursday, 20 July 2023 on Prudential plc's website.

A Q&A call for analysts and investors will be held at 4.00pm HKT - 9.00am UKT - 4.00am ET on Thursday, 20 July.

Registration to join the Q&A event online
To register to join the event and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/64a2ee019b8a600d0047bdff/opplk. The webcast will be available to watch afterwards using the same link.

Dial-in details
A dial-in facility will be available to listen to the event and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, i.e. from 3.30pm HKT - 8.30am UKT - 3.30am ET).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 0800 358 1035 (Freephone UK), Participant access code: 390841. Once participants have entered this code their name and company details will be taken.

Transcript
Following the call a transcript will be published on the results centre page of Prudential's website on Wednesday, 26 July.

Playback facility
Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 450391. This will be available from approximately 7.00pm HKT - 12.00pm UKT - 7.00am ET on Thursday, 20 July until 6.59am HKT on Friday, 28 July - 11.59pm UKT - 6.59pm ET on Thursday, 27 July.

Forward-looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to ESG, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

●         current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the
           Russia-Ukraine conflict and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
●         asset valuation impacts from the transition to a lower carbon economy;
●         derivative instruments not effectively mitigating any exposures;
●         global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
●         the longer-term impacts of Covid-19, including macroeconomic impacts on financial market volatility and global economic activity and impacts on sales, claims, assumptions and increased product lapses;
●         the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
●         given Prudential's designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors;
●         the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
●         legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to ESG reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
●         the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
●         the impact of competition and fast-paced technological change;
●         the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates;
●         the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
●         the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's employees;
●         the availability and effectiveness of reinsurance for Prudential's businesses;
●         the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
●         disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;
●         the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
●         the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
●         the impact of legal and regulatory actions, investigations and disputes.
●         These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2022 Annual Report and its Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 23 March 2023.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's 2022 Annual Report and any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

[1] Net of reinsurance, including joint ventures and associates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 July 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer Chief Financial Officer